Exhibit 99.4

            Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

NICE Actimize Selects ULLINK to Provide Transparent Data Delivery
For Its Cloud Trade Surveillance Customers

The partnership minimizes deployment time and reduces total cost of ownership for both ULLINK and NICE Actimize customers

NEW YORK – October 15, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced a partnership with ULLINK, a leading global provider of connectivity and trading solutions for the financial community, to provide NICE Actimize’s regulated capital market customers transparent data acquisition capabilities that further enrich its cloud-based regulatory and business surveillance platforms.

As a centralized data access point, ULLINK’s global routing network is a critical component of the global markets trading ecosystem. Access to this ecosystem enables both NICE Actimize and ULLINK customers to obtain the transparent data access required for efficient and effective trade surveillance. NICE Actimize has more than a decade of experience providing compliance solutions and it believes that its cloud-based delivery approach minimizes deployment time, reduces total cost of ownership and speeds return on investment.

“With electronic trading errors and suspicious activity grabbing headlines, the ability for participants to closely integrate surveillance functionality into the trading process will aid in what at times seems like a battle to maintain confidence in the markets,” said Aite Group LLC’s Senior Analyst Robert Stowsky.

As data sources in today’s electronic trading environment commonly span multiple asset classes, trading venues, and order management systems, connecting to ULLINK’s central data hub allows clients to avoid the time-consuming and costly process of implementing point-to-point connections with individual sources. In addition, ULLINK normalizes message formats and validates exchange and client trade data integrity for seamless data collection and analysis. This turnkey approach to data acquisition allows both NICE Actimize and ULLINK to better serve their mutual clients.

“We will combine our solutions with the expertise of NICE Actimize, with whom we share a community vision, to provide pioneering solutions that will help our clients manage mission critical applications,” said Laurent Useldinger, CEO of ULLINK. “We are committed to establishing strong partnerships which address critical business needs and which can save our clients time and money.”

“By providing transparent data acquisition, we are enabling both our clients and those of ULLINK to address trade surveillance in a streamlined and effective manner,” said Amir Orad, president and chief executive of NICE Actimize. “When delivered through cloud-based solutions, we expect that customers will see deployment times minimized and total cost of ownership reduced.”

As a capital markets compliance market leader, NICE Actimize continues to innovate and grow to keep pace with the highly dynamic global regulatory environment and the constantly changing requirements of its capital markets client base. Following the October 2012 acquisition of Redkite Financial Markets, NICE Actimize now provides three deployment options: on-premise, cloud, or a hybrid of the two.

About ULLINK
ULLINK is a cutting edge global provider of trading software and services specializing in high touch and low touch trading solutions for buy-side and sell-side market participants. For over ten years, the ULLINK client experience has been grounded in access to our reliability to deliver the most current and innovative technology available in the industry. Clients benefit from ULLINK’s modular, scalable front and middle-office solutions, across all asset classes, encompassing low latency, pre-trade risk, algorithmic and direct market access (DMA) trading. ULLINK’s menu of solutions enables banks and brokers to rapidly achieve compliance with exchanges and regulatory regimes around the globe, with the flexibility of being deployed via the UL Net global routing network, or as a fully-hosted and managed service. Privately held, ULLINK services its clients, including top-tier global financial institutions, from offices in New York, São Paulo, London, Paris, Hong Kong, Tokyo, and Sydney.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

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